Exhibit 99.1

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

Three-month and nine-month periods ended November 30, 2012 and 2011

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

Financial Statements
Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by an auditor.

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As of November 30, 2012 and February 29, 2012

	November 30,	February 29,
	2012	2012

Assets

Current assets:
Cash	$762,184	$1,589,810
Short-term investments	3,827,405	5,542,764
Trade and other receivables	1,121,138	442,718
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	645,156	590,402
Inventories	262,935	599,456
Prepaid expenses	35,281	41,650
	6,703,757	8,856,458

Equipment	20,994	27,164
Intangible assets	6,372,372	6,845,238

Total assets	$13,097,123	$15,728,860
Liabilities and Equity

Current liabilities:
Trade and other payables	$895,846	$995,662
Payable to parent corporation (note 6)	832,620	214,772
Royalties payable to parent corporation (note 5)	330,436	49,084
Total liabilities	2,058,902	1,259,518

Equity:
Share capital (note 3 (a))	28,670,184	28,614,550
Warrants and rights (note 3 (b))	396,567	313,315
Contributed surplus	63,099	(1,306,451)
Deficit	(18,091,629)	(13,152,072)
Total equity	11,038,221	14,469,342

Total liabilities and equity	$13,097,123	$15,728,860

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2012	2011	2012	2011

Revenue from sales	$424,320	$–	$675,292	$–
Cost of sales	(240,872)	–	(369,171)	–
Gross profit	183,448	–	306,121	–

Revenue from research contracts	–	–	–	115,966
General and administrative expenses	(1,039,008)	(850,376)	(3,201,815)	(2,355,207)
Research and development expenses,
net of tax credits of $50,244 and $158,208
(2011 - $50,348 and $67,025)	(770,577)	(1,362,510)	(2,091,436)	(2,718,631)
Results from operating activities	(1,626,137)	(2,212,886)	(4,987,130)	(4,957,872)

Interest income	12,183	14,863	35,320	30,255
Finance costs	(690)	(1,026)	(1,978)	(5,770)
Foreign exchange gain (loss)	3,533	(7,993)	14,231	(20,940)
Net finance income	15,026	5,844	47,573	3,545

Net loss and total comprehensive
loss for the period	$(1,611,111)	$(2,207,042)	$(4,939,557)	$(4,954,327)

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.07)	$(0.08)

Weighted average number of shares outstanding	72,765,587	69,727,721	72,709,479	65,805,533

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Nine-month periods ended November 30, 2012 and 2011

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive
loss for the period	–	–	–	–	(4,939,557)	(4,939,557)
	72,636,888	28,614,550	313,315	(1,306,451)	(18,091,629)	9,529,785

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Share-based payment transactions	–	–	83,252	1,381,084	–	1,464,336
Warrants exercised	121,900	36,094	–	(5,619)	–	30,475
Share options exercised	20,000	19,540	–	(5,915)	–	13,625
Total contributions by and
distribution to owners	141,900	55,634	83,252	1,369,550	–	1,508,436

Balance at November 30, 2012	72,778,788	$28,670,184	$396,567	$63,099	$(18,091,629)	$11,038,221

Balance, February 28, 2011	59,174,444	$12,174,901	$–	$181,074	$(6,651,139)	$5,704,836

Net loss and total comprehensive
loss for the period	–	–	–	–	(4,954,327)	(4,954,327)
	59,174,444	12,174,901	–	181,074	(11,605,466)	750,509

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Conversion of convertible
redeemable shares	5,260,000	4,052,000	–	–	–	4,052,000
Share-based payment transactions	–	–	–	801,625	–	801,625
Warrants exercised	187,500	54,689	–	(7,814)	–	46,875
Share options exercised	25,000	6,250	–	–	–	6,250
Issuance of rights	–	–	2,490,280	(2,490,280)	–	–
Rights exercised	6,445,444	10,345,689	(2,490,280)	–	–	7,855,409

Total contributions by and
distribution to owners	11,917,944	14,458,628	–	(1,696,469)	–	12,762,159

Balance at November 30, 2011	71,092,388	$26,633,529	$–	$(1,515,395)	$(11,605,466)	$13,512,668

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net loss for the period	$(1,611,111)	$(2,207,042)	$(4,939,557)	$(4,954,327)
Adjustments:
Depreciation of equipment	2,210	2,690	6,170	8,059
Amortization of intangible assets	164,286	164,284	492,858	492,856
Stock-based compensation	411,702	353,883	1,464,336	801,625
Net finance income	(15,026)	(5,844)	(47,573)	(3,545)
Foreign exchange loss	3,533	(7,993)	14,231	(20,940)
Foreign exchange gain on cash	(4,835)	–	(8,149)	–
	(1,049,241)	(1,700,022)	(3,017,684)	(3,676,272)

Changes in non-cash operating working
capital items:
Trade and other receivables	(419,954)	(3,974)	(678,420)	(257,799)
Receivable from corporation under
common control	–	(7,164)	–	(35,391)
Inventories	199,173	(121,553)	336,521	(511,522)
Tax credits receivable	53,210	(50,348)	(54,754)	42,444
Prepaid expenses	(667)	(697)	6,369	(22,171)
Trade and other payables	69,659	(226,292)	(99,816)	219,114
Payable to parent corporation	415,551	(1,268,134)	617,848	(292,288)
Royalties payable to parent corporation	155,059	73,794	281,352	182,013
	472,031	(1,604,368)	409,100	(675,600)

Net cash used in operating activities	(577,210)	(3,304,390)	(2,608,584)	(4,351,872)

Cash flows from investing activities:
Acquisition of intangible assets	(13,083)	–	(19,992)	–
Interest received	57	50	679	8,046
Acquisition of short-term investments	–	(7,500,000)	–	(7,500,000)
Maturity of short-term investments	250,000	2,750,000	1,750,000	3,750,000
Net cash from investing activities	236,974	(4,749,950)	1,730,687	(3,741,954)

Cash flows from financing activities:
Proceeds from exercise of warrants and options	4,688	13,438	44,100	53,125
Net proceeds from exercise of rights	–	7,855,409	–	7,855,409
Interest paid	(690)	(1,027)	(1,978)	(5,770)
Net cash from financing activities	3,998	7,867,820	42,122	7,902,764

Foreign exchange gain on cash held in
foreign currencies	4,835	–	8,149	–
Net decrease in cash	(331,403)	(186,520)	(827,626)	(191,062)

Cash, beginning of period	1,093,587	317,641	1,589,810	322,183

Cash, end of period	$762,184	$131,121	$762,184	$131,121

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

1.      Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3.  The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions.  Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.      Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. These condensed interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting.  Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS, have been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 29, 2012.

(b)	Basis of measurement:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at November 30, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at November 30, 2012 include amounts due to Neptune of $1,163,056.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that casts significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The financial statements have been prepared on the historical cost basis.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

2.      Basis of preparation (continued):

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (note 2 (b)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation.

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.      Capital and other components of equity:

(a)      Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

3.      Capital and other components of equity (continued):

(a)      Share capital (continued):

		Class A shares
		(classified as equity)

	Number
	outstanding	Amount

Balance November 30, 2012	72,778,788	$28,670,184
Balance February 29, 2012	72,636,888	28,614,550

(b)      Warrants:

The warrants of the Corporation are composed of the following as at November 30, 2012 and February 29, 2012:

		November 30,		February 29,
		2012		2012

	Number		Number
	outstanding	Amount	outstanding	Amount

Equity
Series 4 warrants	5,663,600	$–	5,785,500	$–
Private placement warrants
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	90,279	375,000	7,027
	6,413,600	$396,567	6,535,500	$313,315

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

4.      Share-based payment:

Description of the share-based payment arrangements:

At November 30, 2012 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders.  On March 21, 2011, the Corporation’s Board of Directors amended the incentive stock options plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011.  The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444.  On June 21, 2012, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of share options are as follows:

	Nine-month period ended		Nine-month period ended
	November 30, 2012		November 30, 2011
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number or
	price	options	price	options

Outstanding at beginning of period	$1.15	3,347,500	$0.25	800,000
Exercised	0.68	(20,000)	0.25	(25,000)
Forfeited	1.84	(111,250)	1.43	(70,000)
Granted	2.12	2,280,000	1.42	2,635,000
Outstanding at end of period	$1.54	5,496,250	$1.15	3,340,000

Exercisable at end of period	$1.08	2,068,666	$0.28	766,250

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

4.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the nine-month periods ended:

	Nine-month	Nine-month
	period ended	period ended
	November 30, 2012	November 30, 2011
Dividend	–	–
Risk-free interest	1.32%	1.83%
Estimated life	4.08 years	3.99 years
Expected volatility	71.17%	97.60%

The weighted average of the fair value of the options granted to employees during the nine-month period is $1.13 (2011 - $0.79).  There were no options granted to non-employees during the nine-month period ended November 30, 2012.  The weighted average of the fair value of the options granted to non-employees during the nine-month period ended November 20, 2011 is $0.73.

For the nine-month period ended November 30, 2012, the Corporation recognized stock-based compensation under this plan in the amount of $779,169 (2011 - $398,602).

(b)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees, and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

For the nine-month period ended November 30, 2012, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $535,730 (2011 - $276,980).

(ii)	Neptune-owned NeuroBioPharm Inc. warrants:

For the nine-month period ended November 30, 2012, the Corporation recognized stock-based compensation related to this plan in the amount of $21,253 (2011 - $31,177).

(iii)	Neptune-owned Acasti warrants:

For the nine-month period ended November 30, 2012, the Corporation recognized stock-based compensation related to this plan in the amount of $128,184 (2011 - $94,866).

5.      Commitments:

License agreement:

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payments and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. Minimum royalty payments are as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000, and year 6 and thereafter - $1,000,000 (see below and note 8). Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.  After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

5.      Commitments (continued):

License agreement (continued):

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

The Corporation’s Board of Directors abandoned the rights to one of the licensed fields, which relieves the Corporation of any further royalty payments related to this licensed field, retroactively to August 7, 2011.  Accordingly, the minimum royalty payments are as follows: year 4 - $225,000; year 5 - $700,000, and year 6 and thereafter - $750,000.

See subsequent event (note 8).

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated many research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,105,000, partially paid to date.  As at November 30, 2012, an amount of $342,000 is included in ''Trade and other payables'' in relation to these projects.

6.      Related parties:

During the three-month and nine-month periods ended November 30, 2012 and 2011, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011

Administrative costs	$160,307	$267,029	$743,900	$674,823
Research and development costs, before tax credits	161,463	142,244	513,921	561,865
Royalties (note 5)	174,520	74,795	277,740	183,013
	$496,290	$484,068	$1,535,561	$1,419,701

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Revenue from research contracts:

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $115,966 during the nine-month period ended November 30, 2011, (nil during the three-month and nine month periods ended November 30, 2012 and the three-month period ended November 30, 2011). These transactions are in the normal course of operations.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and nine-month periods ended November 30, 2012 and 2011

6.      Related parties (continued):

Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 3% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended November 30, 2012 and 2011:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011

Short term employee benefits	$217,686	$179,760	$653,058	$539,280
Share based compensation costs	294,026	136,895	888,746	425,017

	$511,712	$316,655	$1,541,804	$964,297

7.      Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

All of the Corporation’s assets are located in Canada and the United States.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

8.      Subsequent event:

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the exclusive technology license agreement (referred to in note 5) to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to approximately $15.5 million, which will be paid through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the Prepayment Agreement.

The prepayment and the issuance of the shares to Neptune are subject to the approval of the TSX Venture Exchange and of the disinterested shareholders of the Corporation at the next annual meeting of shareholders of the Corporation.